UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Vancouver, British Columbia – April 18, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital asset exchange platform, blockchain development services and distributed ledger technology company today announced the execution of a definitive agreement with No Limits Consulting Ltd. (DBA: ANX Technologies, ANX International, & ANXPRO) based in Hong Kong.

“The new two-year agreement supersedes all prior agreements between the groups and provides a mutual vision of growth and innovation utilization distributed ledger technology stated Brad Moynes, CEO of Digatrade Financial. Under new financial terms Digatrade has re-positioned itself to continue its development with its core digital asset exchange platform while focusing on the implementation of new Initial Digital Offerings (IDO’s) for institutional customers, marketing and brand awareness.

A complete overview of the Digatrade 2.0 Core platform and new updates include the following:

Trade execution of transactions and support for digital assets including functionality for customers to deposit, withdrawal and buy and sell fiat currencies. This includes the ability for registered customers to send the digital assets (Bitcoin) via email. The send-by-email feature allows for a registered customer to transfer coin immediately to another registered customer or alternatively transfer coin to a non-registered customer in which case the recipient will receive an email advising them of the pending credit along with instructions on how to complete their registration and redeem the coin.

Account balances and portfolio views for registered users to view their account balances and also view the total balance of their entire portfolio, priced in supported fiat currencies and multi-lingual capabilities and functionality that provides multiple languages to be supported with respect to the content displayed on the exchange platform.

The newly designed operator console provides access to a restricted, administrative area that facilitates the ability to retrieve information and export reports. This includes the functionality to search a user by email, first or last name and retrieving the associated metadata including: registered email, first name, last name, company name, country, preferred language, time zone, verification status, two-factor-authentication status, fee tier, VIP status and created date. The export of CSV files displaying details including verified users, unverified users, rejected users, and all users will serve as AML & KYC protocol.

Risk management capabilities including predefined platform limits on fiat and digital asset deposits and withdrawals, intended to assist in the prevention and reduction of malicious practices including that of a registered user having their account accessed without authorization. Digatrade offers three factor authentication capabilities as registered users are required to login using a password and a one-time-SMS with a 6-digit verification code. To perform a withdrawal or amend user settings, users are required to provide a second password and a one-time-SMS with a 6-digit verification code to authorize the operator console.

Express withdrawal function provides the ability for a customer to perform a withdrawal without requiring two or three-factor authentication if under a user-defined daily limit. Upon the withdrawal limit being exceeded, any subsequent withdrawal would again require any two (and three if configured)-factor authentication. User defined preferred base fiat currency and time zone functionality to provide registered users to select their preferred fiat currency and time zone from a list of predefined options.

Digital asset wallet management includes hot and cold wallet management and the secure transfer and storage of assets that are held with registered user’s accounts. Account operation and the ability for customers to deposit digital assets and have their accounts immediately credited in addition to having withdrawals processed without delay. A deposit or withdrawal that has triggered any of the automated pre-trade or post trade risk management circuit breakers include intraday hot wallet management, offsite key backups and physical security would be screened. The platform monitoring and the operational overhead and support required to maintain the platform, including critical security patches, bug fixes, operational monitoring, DDOS protection, intrusion detection, server and network monitoring are all featured.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6C-2Z6 Canada

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: April 18, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO